Exhibit 99.1

QTREX Secures Commercial Order and Begins Production for Leading International Government-Owned Company

The order follows extensive customer testing and qualification; Customized production is underway, with delivery expected within days and additional quantities, broader deployment and a follow-on program already identified

Ness Ziona, Israel, July 14, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure today announced that it has received a commercial purchase order from a leading international government-owned company for customized proprietary Shielded RF Monolithic components.

The order expands QTREX’s commercial model into the direct supply of proprietary, application-specific components. This direct-to-customer approach serves as QTREX’s strategic blueprint for the broader quantum ecosystem, delivering tailor-made hardware precisely engineered for customers’ dilution refrigerators, quantum processors and advanced control systems. By leveraging its extensive, multi-technology manufacturing infrastructure to meet exact customer specifications in-house, QTREX converts its production capacity and technological advantages into a highly scalable, high-margin business model.

The order was placed following extensive testing and qualification of component samples provided by QTREX. The customer approved the components after evaluating their technical performance, including the high repeatability of their dielectric properties, which was specifically identified as an important factor in the selection of QTREX’s technology. The customer has also identified requirements for additional quantities, broader deployment and a follow-on program. Any additional supply would remain subject to future purchase orders, program requirements and customer approvals.

The components will be manufactured directly by QTREX using its proprietary AME technology and customized according to specifications previously completed and approved by the customer. The components are intended for integration and operational deployment in advanced RF and electromagnetic systems requiring precise, stable, and repeatable performance. Their monolithic architecture integrates conductive, dielectric, and shielding functionality within a unified structure, enabling the production of application-specific components with tightly controlled electromagnetic characteristics. Production is currently underway, and delivery is expected within days.

“This order expands our commercial model to include the direct supply of custom-manufactured, proprietary components, addressing a widespread need across the quantum computing industry for highly customized, application-specific solutions,” said Yoav Rozanovich, Chief Business Officer of QTREX Quantum. “The customer’s decision followed extensive testing and was driven in part by the repeatability of the dielectric performance we demonstrated, validating our approach to meeting this industry need. Our ability to move rapidly from qualification to customized manufacturing and delivery within days demonstrates that QTREX is not only developing advanced technologies, but also converting them into commercially deployable products.”

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the customized production and delivery within days of the customized proprietary Shielded RF Monolithic components; the expected additional quantities, broader deployment and follow-on program; the expansion of the Company’s commercial model into direct supply of proprietary, application-specific components; the belief that the direct-to-customer approach serves as QTREX’s strategic blueprint for the broader quantum ecosystem; the Company’s ability to deliver tailor-made hardware and meet exact customer specifications in-house; the Company’s ability to have its production highly scalable with a high-margin business model; any future purchase orders, program requirements and customer approvals; the Company’s ability to manufacture directly and to customize according to the customer’s specifications; the components use, deployment, performance, architecture and characteristics; the belief that this order expands its commercial model to include the direct supply of custom-manufactured, proprietary components; widespread need across the quantum computing industry for highly customized, application-specific solutions; and the Company’s ability to move rapidly from qualification to customized manufacturing and converting them into commercially deployable products. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485